

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2024

Darryl Payne
Chief Executive Officer
TV Channels Network Inc.
7582 Law Vegas Blvd. South
Las Vegas, Nevada 89123

> **Re: TV Channels Network Inc.**
> **Offering Statement on Form 1-A**
> **Filed May 13, 2024**
> **File No. 024-12435**

Dear Darryl Payne:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A

Cover page

1.   As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason and may terminate the offering at any time. Please provide us with your analysis regarding whether your offering should be considered an impermissible delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. In addition, revise your disclosure to disclose the details of your process for accepting or rejecting subscriptions and the mechanics of settlement, including how soon after receipt of a subscription you will accept or reject such subscription, what factors will go into deciding whether to accept or reject a subscription, what factors will go into deciding when to settle subscriptions, how you will inform investors of the settlement cycle, how soon after you make final determination to accept or reject a subscription will that settlement occur, and the process for returning proceeds to investors for those subscriptions that are rejected. We note, for example, your disclosure that you "will deliver stock certificates attributable to shares purchased directly to the Purchasers within ninety (90) days of the closing of this offering." Furthermore, in your

subscription agreement you state "[t]his subscription may be accepted or rejected in whole or in part, for any reason or for no reason, at any time prior to the Termination Date, by the Company at its sole and absolute discretion. In addition, the Company, at its sole and absolute discretion, may allocate to the Investor only a portion of the number of the Shares that Investor has subscribed for hereunder. The Company will notify Investor whether this subscription is accepted (whether in whole or in part) or rejected."

2. In your termination language, you refer to the company's ability to extend the offering "without further notice." Please provide further details on how you will go about extending the termination date.

Summary of the Offering, page 2

3. You state here that subscriptions will be limited to Accredited Investors (AIs) or 35 non-AIs. This contradicts with the Investor Suitability Standards on pages 29-30 where you recognize there can be non-AIs subject to Rule 251(d)(2)(i)(C)10% investment caps. Please correct the discrepancy.

Description of Business, page 15

4. You note here that you are "beginning to develop strategic referral partnerships with investment newsletters and websites catering to our target market." Please tell us how these communications comply with Rules 251(d), 254, and 255.

Securities Being Offered
Investor Suitability Standards, page 30

5. We note your reference to the thresholds and definitions for accredited investor status set forth in Regulation D under Rule 501(a). However, those thresholds and definitions do not appear to be accurate including references to $2M in income being the joint income threshold, and references to net worth including a home. Please revise your definition of "accredited investor" in line with the thresholds and definitions identified in Rule 501(a). In addition, revise to clarify that the 251(d)(2)(i)(C) 10% investment restriction as disclosed is in line with Rule 251(d)(2)(i)(C) and does not necessarily apply to all purchasers (but rather non-accredited investors).

Exhibits

6. Please provide a currently dated consent from your auditor and counsel. Refer to Item 17(11) of Part III of Form 1-A.

7. We note that it appears your articles of incorporation filed as Exhibit 2a authorizes zero shares of common stock. However, your offering statement discloses on page 2 that you are authorized to issue 800,000,000 shares of common stock. Please file any amendments to your articles of incorporation that show the accurate number of authorized shares.

8. Please file an updated subscription agreement with your next amendment.

 We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

 Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.

     Sincerely,

     Division of Corporation Finance
     Office of Technology